Exhibit (a)(2)

Contact:

Damon Wright

Sr. Director, Investor Relations

Epicor Software Corporation

949/585-4509

dswright@epicor.com

Joele Frank / Tim Lynch

Joele Frank, Wilkinson Brimmer Katcher

212/355-4449

EPICOR BOARD UNANIMOUSLY REJECTS ELLIOTT ASSOCIATES’

UNSOLICITED TENDER OFFER

Recommends Stockholders Not Tender Their Shares Into Highly Conditional Offer

Launch of Epicor 9 Expected to Further Establish Epicor as a Clear Leader in the

Midmarket and Generate Growth Opportunities

IRVINE, Calif., October 28, 2008 — Epicor Software Corporation (NASDAQ: EPIC), a leading provider of enterprise business software solutions for the midmarket and divisions of Global 1000 companies, today announced that its Board of Directors has unanimously determined that Elliott Associates, L.P.’s $9.50 per share cash offer is not in the best interests of Epicor and its stockholders. The Board came to this determination after thoroughly reviewing Elliott Associates’ unsolicited conditional tender offer with the assistance of its outside financial and legal advisors. Accordingly, the Board recommends that stockholders reject the offer and not tender any of their shares. The basis for the Board’s unanimous decision is set forth in Epicor’s Schedule 14D-9 filed today with the Securities and Exchange Commission.

“The Board believes the offer made by Elliott Associates is highly conditional, opportunistic and would deprive stockholders from benefiting from the value associated with Epicor’s current and planned retail and ERP business software solutions, including Epicor 9 which will become generally available during the fourth quarter,” said Tom Kelly, president and CEO of Epicor.

Mr. Kelly continued, “In making its determination, the Board took into account the numerous and subjective conditions attached to Elliott Associates’ offer which leads to questions regarding the seriousness of their offer and whether they intend to follow through. We believe the successful execution of Epicor’s business plan, including its product strategy and roadmap, would provide greater value to stockholders than that provided by the offer. We expect Epicor 9 to be an ERP solution of choice for every one of the focused vertical markets Epicor serves. Based on historical license growth following significant product releases, the Company expects Epicor 9 to provide excellent near and long-term opportunities for license growth acceleration into current and new markets we plan to address as well as generate migration and upgrade license sale opportunities into our installed base of more than 20,000 customers worldwide. After careful review, the Board unanimously recommends that stockholders reject the Elliott Associates offer and not tender their shares.”

Reasons for the Board’s Recommendation

The offer is highly conditional and therefore may be illusory.

The effect of the offer’s numerous and subjective conditions is that the offer may be illusory and Epicor’s stockholders cannot be assured that Elliott Associates will consummate the offer, resulting in what amounts to an option to purchase the Company that can be exercised in Elliott Associates’ sole discretion after causing substantial disruption to the Company’s business. The offer contains more than 40 conditions and sub-conditions of which at least 11 are subjective and in Elliott Associates’ sole discretion. At least two of the objective conditions have already been violated: since the commencement of the offer, (i) the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies and the NASDAQ-100 Index have declined by more than 10%, and (ii) the Company announced on October 16, 2008 that the Board approved amended and restated bylaws on October 13, 2008. In addition, some conditions restrict the Company’s ability to manage its business in the ordinary course. With respect to the Section 203 Condition and the Rights Condition (each as defined in the offer), the Board has no current intention to take the actions necessary to satisfy those conditions.

The timing of the offer is opportunistic.

The offer was opportunistically timed on the verge of a new Epicor product release (Epicor 9) and at a time when Epicor has not yet fully achieved the expected market opportunities from its acquisition of NSB Retail Systems. The Company has a robust roadmap of products planned over the next 18-24 months, including the launch of Epicor 9 in the fourth quarter of 2008 and continuing enhancements in support of existing customers, which the Company believes will further establish Epicor as a clear leader in the midmarket and generate growth for the Company in new license, consulting and maintenance revenue, and the offer deprives the Epicor stockholders from benefiting from the value associated with these developments.

The offer is disruptive to the Company’s business, including its customers and key employees.

The unsolicited nature of the offer and the uncertainty surrounding the offer are and will continue to be disruptive to the Company’s customer and employee bases. Uncertainty surrounding future ownership and management could result in customer attrition and the inability to market new products to customers. The Company is reliant on key personnel and highly specialized employees and many key employees may pursue other employment opportunities given the uncertainty surrounding the Company’s future and their employment with the Company.

The Company has a stand-alone plan which, when achieved, would provide greater value to Epicor’s stockholders than the offer.

The Board believes that the Company has a stand-alone plan and strategy, including product strategy and product roadmap, which, when achieved, would provide greater value to stockholders than that provided by the offer, subject to the risks inherent in the plan, and taking into account (i) historical financial performance of the Company, (ii) historical performance of the Company’s stock price and related trading multiples, (iii) current worldwide macro-economic and market conditions, (iv) the Company’s strong recurring stream of maintenance revenue, its installed base of over 20,000 customers and historically high renewal rates (v) the highly conditional and illusory nature of the offer and ongoing disruptions in the Company’s business since the offer was commenced, which are expected to continue.

The offer was commenced during a time of unprecedented market volatility and dislocation, which has negatively affected the Company’s stock price.

The offer was commenced on October 15, 2008 during a time of unprecedented market volatility and dislocation, and this volatility and dislocation has continued during the pendency of the offer and may continue into the future. This unprecedented market volatility and dislocation has negatively affected the Company’s Common Stock price, notwithstanding the strength of the Company’s core business drivers. Since October 1, 2008, the Company’s Common Stock has closed between a high of $8.93 and low of $6.08. In particular, the following significant market events have occurred since October 1, 2008:

•

The Dow Jones Industrial Average (“Dow”), the Standard & Poor’s 500 (“S&P”) and the NASDAQ 100 Composite (“Nasdaq”) declined by 14.2%, 14.4% and 15.0%, respectively, during the two week period preceding the commencement of the offer.

•

Moreover, the Dow, S&P and Nasdaq have declined by an additional 10.0%, 12.2% and 12.8%, respectively, during the period from when the offer was commenced and October 24, 2008. Each decline, because it was in excess of 10% has violated a condition of the offer as stipulated by Elliott Associates.

•	In total, between October 1, 2008 and October 24, 2008, the Dow, S&P and Nasdaq have declined by 22.8%, 24.8% and 25.8%, respectively.

•

Another general measure of the volatility of the equity markets, the CBOE Volatility Index (“VIX”), closed at 79.1 on October 24, 2008, the highest closing level in the recorded history of the index. During the period from October 1, 2008 to October 24, 2008, the VIX average closing price level was 59.3, more than 3 times the average closing level of 19.2 for the period from January 2, 1990 to September 30, 2008.

The offer price is significantly below historical averages of Epicor’s stock price.

The offer was commenced when Epicor stock was trading at a substantial discount to Epicor’s historical trading prices. Elliott Associates commenced the offer on October 15, 2008 at a time of dramatic market volatility and dislocation and when the Company was trading at close to its five-year low. Moreover, the $9.50 offer price reflects a significant discount to the Company’s 52-week closing price high of $13.41 and its three-year average closing stock price of $11.93 and is below its one-year average closing price of $9.61, respectively, as of October 15, 2008 (the date of the commencement of the offer).

The earnings multiple represented by the offer is below select transactions.

The price-to-next twelve months earnings multiple represented by the offer is below the low, mean and high price-to-next twelve months earnings multiples represented by select enterprise software transactions between $200 million and $2 billion since September 2005.

The consideration offered by Elliott Associates is taxable.

The offer price would generally be taxable to Epicor stockholders.

The offer poses significant risks to Epicor’s stockholders because there is no evidence that Elliott Associates has the intent or ability to complete the offer, the subsequent merger or finance Epicor’s outstanding debt obligations.

Elliott Associates has not made public or provided any information about its financial condition to support its claim that it has sufficient funds in the amount of approximately $950 million to complete the offer, subsequent acquisition of the remaining non-tendering shares and to repay Epicor’s debt obligations which may be accelerated upon consummation of the offer. Upon consummation of the offer, the lenders under Epicor’s credit agreement have the right to declare Epicor’s debt obligations in the amount of $109 million immediately due and payable and holders of Epicor’s convertible notes in the amount of $230 million would have the right to require Epicor to repurchase all of the outstanding convertible notes at par value, plus accrued and unpaid interest, in accordance with the indenture governing the convertible notes. If these debt obligations are not repaid or refinanced, which may be difficult in light of the current extreme disruption of the credit markets, Epicor would be insolvent, posing significant risks for non-tendering stockholders. Among other things, a second step merger may not occur for several months or at all during which time the Company’s stock may be illiquid or have no value and the Company could face bankruptcy.

Based on the foregoing, the Board concluded that the offer is not in the best interests of the Company and its stockholders and to recommend that Epicor’s stockholders reject the offer.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weight to the specific factors considered in determining to recommend that stockholders reject the offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of WSGR, PAC and UBS, who were retained to advise the Board in connection with the offer.

Wilson Sonsini Goodrich & Rosati is acting as legal advisor and UBS Investment Bank is acting as financial advisor to Epicor.

About Epicor Software Corporation

Epicor is a global leader dedicated to providing integrated enterprise resource planning (ERP), customer relationship management (CRM), supply chain management (SCM) and professional services automation (PSA) software solutions to the midmarket and divisions of Global 1000 companies. Founded in 1984, Epicor serves over 20,000 customers in more than 140 countries, providing solutions in over 30 languages. Employing innovative service-oriented architecture (SOA) and Web services technology, Epicor delivers end-to-end, industry-specific solutions for manufacturing, distribution, retail, hospitality and services that enable companies to drive increased efficiency, improve performance and build competitive advantage. Epicor solutions provide the scalability and flexibility to meet today’s business challenges, while empowering enterprises for even greater success tomorrow. Epicor offers a comprehensive range of services with its solutions, providing a single point of accountability to promote rapid return on investment and low total cost of ownership. Epicor’s worldwide headquarters are located in Irvine, California with offices and affiliates around the world. For more information, visit www.epicor.com.

Forward-Looking Statements

This press release contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding Epicor’s stand-alone plan, strategic plan, robust product road map, product strategy, the timing and success of Epicor 9 and other product enhancements for existing customers, expected growth in new license, consulting and maintenance revenue, license growth acceleration into current and new markets, earnings and earnings per share, the impact of the NSB transaction, customer renewal rates and maintenance revenue streams, technology lead, competitive advantage, the Board of Directors actions with respect to Epicor’s preferred stock right agreement and Section 203 of Delaware General Corporation Law and other statements that are not historical fact. These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements.

Such risks and uncertainties include but are not limited to the disruptions in Epicor’s business as a result of the offer, conditions in the worldwide economy and financial markets, changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades, including Epicor 9 and other product enhancements; the impact of competitive products and pricing; the discovery of undetected software errors; changes in the financial condition of Epicor’s major commercial customers and Epicor’s future ability to continue to develop and expand its product and service offerings to address emerging business demand and technological trends; Epicor’s ability to realize the market opportunities expected from the NSB acquisition; Epicor’s ability to continue to support NSB’s customers and add functionality to NSB’s products; and other factors discussed in Epicor’s annual report on Form 10K for the year ended December 31, 2007 and quarterly report of Form 10Q for the quarter ended June 30, 2008. As a result of these factors the business or prospects expected by the Company as part of this announcement may not occur. Epicor undertakes no obligation to revise or update publicly any forward-looking statements.

Important Legal Information

In connection with the tender offer commenced by Elliott ERP LLC, a subsidiary of Elliott Associates, L.P., the Company has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. The Company’s stockholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to Elliott’s tender offer because it contains important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that the Company has filed with the SEC are available at the SEC’s website at www.sec.gov.

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